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December 28, 2020

Via EDGAR Submission and Overnight Delivery
United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549

Attention:	Tony Watson
Theresa Brillant
Daniel Morris
Lilyanna Peyser

Re:	MYT Netherlands Parent B.V.
Draft Registration Statement on Form F-1
Confidentially submitted November 23, 2020

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, MYT Netherlands Parent B.V., a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-1 (the “Registration Statement”) through its EDGAR system.

On behalf of the Company, we are writing to respond to the comments raised in the letter from the staff of the SEC (the “Staff”) to the Company, dated December 17, 2020, relating to the Company’s Draft Registration Statement on Form F-1, which was confidentially submitted to the SEC on November 23, 2020 (the “DRS”).

The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that address the applicable Staff comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Our Competitive Strengths Combination of Growth and Profitability, page 7

1.                   Please balance your discussion of Adjusted EBITDA margin with a margin calculated in accordance with IFRS.

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Response

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Prospectus to provide the following balanced discussion of Adjusted EBITDA with operating income, which is calculated in accordance with IFRS:

“In fiscal 2020, we grew our active customers 21.5%, while keeping our gross margin stable and successfully leveraging our shipping, marketing and administrative costs, and maintaining a stable operating income margin and Adjusted EBITDA margin of approximately 5% and 8%, respectively.”

Summary Consolidated Financial and Operating Data

Other Financial and Operating Data, page 19

2.                   Please tell us how upgrades to your IT configuration resulted in the elimination of U.S. sales tax expense for the three months ended September 30, 2020.

Response

In response to the Staff’s comment, the Company has revised footnote (b) appearing on page 19 of the Prospectus to include the following discussion:

“We temporarily incurred sales tax related liabilities on customer purchases in the United States because we were not able to charge our customers for these amounts, at the point of sale under our previous IT configuration. Due to upgrades in our IT infrastructure during the fourth quarter of fiscal 2020, we no longer incur these expenses, as we charge the applicable U.S. sales tax directly to our customers.”

Use of Proceeds, page 64

3.                   In this section and any other appropriate places, please disclose the purpose of issuing the 7.50% Senior Secured PIK Notes Due 2025 and of entering into the Shareholder Loans.

Response

In response to the Staff’s comment, the Company has revised the Use of Proceeds section appearing on page 65 of the Prospectus and in other relevant places to include the following paragraph:

“We intend to use up to $    million of the net proceeds from this offering to cause MGG to repay all or a portion of the principal and accrued and unpaid interest outstanding under the 6.00% Shareholder Loans Due 2025, which will in turn be used to repay all or a portion of the principal and accrued and unpaid interest outstanding under certain 7.50% Senior Secured PIK Notes Due 2025 (but not less than $125.0 million in principal amount) issued in the original principal amount of $200.0 million by MYT Holding in connection with the settlement of all claims against MYT Holding and MYT Netherlands related to the Neiman Marcus Bankruptcy and the Distribution. See “Matters Related to Our Current and Former Parent Entities—Neiman Marcus Bankruptcy” for additional information on the Senior Secured PIK Notes. We intend to repay the remainder of the Shareholder Loans, if any, out of the net proceeds of one or more equity offerings in the future. The Shareholder Loans were originally incurred in 2014 as part of the acquisition financing for Mytheresa by the Neiman Marcus Group. See “Related Party Transactions—Shareholder Loans” for additional information on the Shareholder Loans.”

The Company has also revised the fourth paragraph of the section Matters Related to Our Current and Former Parent Entities—Neiman Marcus Bankruptcy appearing on page 133 of the Prospectus to read as follows:

“In connection with such restructuring and the settlement of all claims against MYT Holding and MYT Netherlands related to the Neiman Marcus Bankruptcy and the Distribution, MYT Holding issued 7.50% Senior Secured PIK Notes Due 2025 in the original principal amount of $200.0 million, which was guaranteed by MYT Netherlands and secured, in part, by the equity interests of MYT Netherlands and MGG. The terms and conditions of the indenture governing such Senior Secured PIK Notes provides for a mandatory redemption of such notes at par plus accrued but unpaid interest, for not less than $            of the net proceeds of this offering. The terms and conditions of such indenture also provide that the guaranty of MYT Netherlands and the pledges of the equity interests of MYT Netherlands and MGG will be automatically released without any further action of the parties upon completion of this offering.”

The Company has also revised the first sentence of the section Related Party Transactions—Shareholder Loans appearing on page 135 of the Prospectus to read as follows:

“MGG is currently the debtor under the Shareholder Loans owed to a subsidiary of MYT Holding, which were originally incurred in 2014 as part of the acquisition financing for Mytheresa by the Neiman Marcus Group and subsequently assigned in a series of restructurings resulting in the Shareholder Loans being held by a subsidiary of MYT Holding as lender.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Reporting

Results of Operations, page 80

4.                   We note that net sales increased during the periods discussed as a result of increases in orders shipped. Please expand your discussion to identify and quantify the underlying factors contributing to increases in orders between periods pursuant to Item 5 of Form 20-F.

Response

In response to the Staff’s comment, the Company has revised the discussion regarding net sales on page 82 of the Prospectus as follows:

“Net sales increased by €27.2 million, or 27.5%, from €99.1 million for the three months ended September 30, 2019 to €126.4 million for the three months ended September 30, 2020. For that period, our total orders shipped increased by 32.0% from 239,000 orders during the three months ended September 30, 2019 to 315,000 during the three months ended September 30, 2020, primarily due to the increase in our active customers that resulted from our increased marketing activities.”

Segment Reporting, page 87

5.                   Your presentation of consolidated EBITDA in any context other than the IFRS 8 required reconciliation in Note 7 on page F-21 and Note 6 on page F-50 to the annual and interim financial statements is considered the presentation of a non-IFRS financial measure. Please revise to remove the measure or identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of the Compliance and Disclosure Interpretations related to Non-GAAP measures.

Response

In response to the Staff’s comment, the Company has revised the disclosure appearing under the caption “Segment Reporting” on pages 88-90 of the Prospectus.

6.                   Please revise to also incorporate a discussion of your segment results. Refer to Item 5 of Form 20-F and Section III.B.2 of SEC Release 33-8350.

Response

In response to the Staff’s comment, the Company has included discussion regarding its online and retail store segment results on pages 89-90 of the Prospectus.

Critical Accounting Policies and Estimates, page 91

7.                   We note your disclosure that you did not reverse any write-downs in the fiscal years presented; however, we also note your disclosure in note 7 on page F-51, that you reversed 286 thousand euros related to inventory write-downs for the three months ended September 30, 2019. Please advise or revise.

Response

In response to the Staff’s comment, the Company revised the disclosure on page 94 of the Prospectus as follows:

“We did not reverse any write-downs during fiscal 2018, 2019 and 2020 except that during the three months ended September 30, 2019, we reversed write downs of €286 thousand. We did not reverse any write-downs during the three months ended September 30, 2020.”

Management, page 110

8.                   We note your disclosure in this section, including the discussion of compensation arrangements, but it does not appear that you provided the information required by Item 6.B of Form 20-F for the last full financial year. Please revise to include such disclosure.

In addition, please tell us what consideration you have given to filing as exhibits employment agreements, compensation agreements, and compensation plans.

Response

In response to the Staff’s comment, the Company has included the following disclosure on page 122 of the Prospectus:

“Historical Compensation of Management Board Members. During fiscal 2020, the aggregate compensation of members of the Management Board was €1.3 million for fixed and short term compensation and employee benefits and €70 thousand for share based compensation.”

In response to the inquiry about the consideration given to the filing of exhibits, the Company confirms that no such employment agreements, compensation agreements or compensation plans are in place as of the date of this letter. The Company confirms that it intends to file such agreements and plans in a pre-effective amendment as and when each is adopted and becomes effective.

Consolidated Statement of Profit and Comprehensive Income, page F-3

9.                   Please revise your description of the costs of sales line item to disclose it is exclusive of depreciation shown separately below. Refer to SAB Topic 11:B.

Response

In response to the Staff’s comment, the Company has revised line item disclosure regarding cost of sales on page F-3 of the Prospectus as follows:

“Cost of sales, exclusive of depreciation and amortization”

In addition, the Company has clarified in the body of the Prospectus that the term “cost of sales” shall be exclusive of depreciation and amortization.

Note 3. Basis of presentation IFRS 1, page F-9

10.                 Please tell us your consideration of disclosing the amount of the adjustment to equity as of July 1, 2017 to revalue your loans at fair values under IFRS. Refer to paragraphs 24 of IFRS 1.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of the Prospectus to clarify the impact of the CPECs and the Variable Interest Loans on the initial adoption of IFRS and to reflect the fact that the transition disclosures referred to in paragraph 24 of IFRS are not required because no consolidated previous GAAP financial statements existed at the MYT Netherlands level.

General

11.                 In appropriate places, please provide the disclosure required by Item 101(c)(2)(ii) of Regulation S-K

Response

In response to the Staff’s request, the Company has added the following disclosure on page 108 of the Prospectus at the beginning of the section Business—Our Operations—Our People:

“Our human capital management objective is to foster a culture of collaboration, confidence, creativity, accountability, performance and dedication to delivering our customers the best digital experience and service in luxury.”

Please note that, other than the objective described above and monitoring the data set forth under “Our People,” the Company does not focus on any specific human capital measures or targets in managing its business.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (214) 978-3095 or Christopher Bartoli at (312) 861-8676.

Very truly yours,

/s/ Roger W. Bivans
Roger W. Bivans Partner